Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
On April 16, 2010, FirstEnergy Corp. issued the following newsletter to its employees relating to the proposed merger with Allegheny Energy, Inc.

April 11, 2010
V •1 N • 3
Integration Team Leads Meet for KICKOFF IN GREENSBURG, PA.

Nearly 30 FirstEnergy and Allegheny Energy employees – leads of the nine merger Integration Teams and members of the Program Management Office (PMO) – gathered at Allegheny Energy’s Greensburg, Pa., headquarters on Monday, April 12. The kickoff provided the opportunity for the leads to meet one another and understand expectations for the integration work.
     Executive Vice President and President, FirstEnergy Generation and Steering Committee Chair Gary Leidich, and Chief Operating Officer, Generation and Allegheny Steering Committee Lead Curtis Davis, opened the meeting by offering their thoughts on how the teams will work together, including the deliverables each is responsible for producing.
     As the teams begin their work, initial decisions include which functions should be operationalized (applying one existing company model to the other company); merged (by combining both companies’ practices); or reinvented (by starting with a clean sheet of paper and crafting new practices for certain functions).
     “The real opportunity for our team leads is to ensure that when the merger closes, their work will result in a better company,” says Gary. “We need the teams to determine what approaches make sense and to accomplish our integration work.”
     Curtis covered the expectations for the teams and stated, “It will be critical for these teams to work well together to help build a better company. Everyone will need to be open-minded and communicate with candor. It’s crucial that we all respect the process. Merger Integration Teams will work on combining company operations post-merger, while the rest of our respective companies continue to focus on delivering 2010 results.”
     The schedule for deliverables also was presented, which includes charter documents that team leads will complete by the April 28 full-team kickoff. The teams also will develop preliminary recommendations, then final recommendations for Day One (the first day the two companies can operate as one company), Day 100 after the merger closes and long-term plans for each functional area.
Continued on page 2
IN THIS ISSUE
3	Additional Informational Materials Available: FirstEnergy Fact Book, Joint Merger Web Site

4	FirstEnergy Files Preliminary S-4 Containing Information Related to the Proposed Merger

4	Calendar

5	Questions and Answers

Team Leads Meet in Greensburg (Continued from the cover)

Program Management Office (PMO)
Responsibilities
     Program Managers Marty Hall, vice president, Energy Policy, FirstEnergy, and Allegheny Lead David Fisfis, Deputy General Counsel and executive director, Special Projects, presented information on the role of the PMO, which coordinates and supports the teams and their work and reports to the Steering Committee. The PMO will help support an efficient, streamlined integration process and track and report the work of each team.
     One of the significant responsibilities for the PMO is to address cases in which the same subject occurs in various business functions and, therefore, across teams, such as safety. Several teams, including Human Resources (HR), Generation, Utility Operations and Transmission have safety practices, processes and procedures as part of their work scopes to review. Although such subjects must be assessed by each team, one team must be assigned responsibility for final recommendations on that common item, and in our safety example, that is HR. The coordination among teams in addressing shared business aspects will be key to an efficient process.
Legal Guidelines
     FirstEnergy attorneys John Luecken and Morgan Parke provided the “rules of the road” for working with confidential company materials. John and Morgan reemphasized that until the merger closes, FirstEnergy and Allegheny Energy must remain separate and independent companies. They provided additional guidelines for the teams’ work, including:
•	The focus of integration planning efforts must be on the post-merger world. No coordination of pre-closing conduct is permissible.

•	Planning activities and information gathered by the Integration Teams should be confined to approved planning team members.

•	Teams should follow approved plans for team member roles, scope of the teams’ work and scope of information of the merging companies that will need to be gathered/reviewed.

•	Information obtained in the integration planning process should not be used for current business purposes.

•	Different Integration Team members may have different restrictions on the types of information they are permitted to review.

•	Both companies’ Legal Departments must be consulted before Integration Teams hold meetings that involve discussions of competitively sensitive information. Meeting agendas and participant lists must be prepared in advance, approved by Legal and retained by the Integration Teams.
Legal Contacts
It’s very important that we all strictly comply with important legal requirements related to mergers. If you have questions, here are the contacts:

FIRSTENERGY	ALLEGHENY
• John Luecken	• David Fisfis
• Morgan Parke	• James Arcuri

Merger News	2	April 11, 2010

Additional Informational Materials Available:
Firstenergy Fact Book, Joint Merger Web Site

Additional information is available to employees in a published and online booklet that further describes FirstEnergy as well as in a joint Web site created for investors.
     FirstEnergy: Building a Better Company Fact Book was developed for those who are not familiar with FirstEnergy. The introduction provides an overview of the new combined company, then highlights many aspects about FirstEnergy, including:
•	Capital investments

•	Training programs for new craft workers

•	Increased generating capability

•	Reliability investment and improvements

•	Safety performance

•	Statistics for each state in the FirstEnergy footprint, including number of employees, retirees, shareholders, kilowatt-hours sold, taxes paid

•	Shareholder value creation since the Centerior merger in 1997

•	Activities supporting FirstEnergy communities
     This booklet is available electronically on both FirstEnergy’s FirstPlace portal and Allegheny Energy’s Passport intranet site. Hard copies also will be available.
Joint Merger Web Site
     A new Web site, www.firstenergycorp.com/alleghenymerger, has been developed to provide one location to access merger-related press releases, investor materials, regulatory filings and other documents detailing additional facts about the merger. Users can sign up on the Web site to receive e-mails when new material has been added.
     “We developed this site because we want investors and financial analysts to have easy access to information about our proposed merger,” says Ron Seeholzer, vice president, Investor Relations for FirstEnergy. “We have a great story to tell about the combination of the two companies, and we want financial decision makers to find it in one place.”
Above: FirstEnergy-Allegheny Energy
Merger Information Web site.
Left: Cover of the new FirstEnergy:
Building a Better Company Fact Book.

Merger News	3	April 11, 2010

FirstEnergy Files Preliminary S-4 Containing
Information Related to the Proposed Merger
On March 23, FirstEnergy filed with the U.S. Securities and Exchange Commission (SEC) a preliminary Registration Statement on Form S-4 (S-4) relating to its merger with Allegheny Energy. The filing, which serves as a joint proxy statement/prospectus, is one of several regulatory steps in the merger process that must be accomplished before the merger may be completed.
     Once the S-4 is cleared by the SEC, FirstEnergy and Allegheny anticipate sending the joint proxy statement/prospectus to their respective shareholders and setting dates for separate meetings of shareholders to vote on proposals relating to the merger. At Allegheny Energy’s special meeting, shareholders will be asked to vote on the proposed merger transaction; at FirstEnergy’s special meeting, shareholders will vote on whether to issue the shares of stock to Allegheny Energy stockholders that will be used to finance the transaction and on other matters relating to the merger. The S-4 is a required filing for most publicly traded companies planning to merge operations in stock-for-stock transactions.
What’s in the S-4?
     The S-4 contains a significant amount of information about the merger, announced Feb. 11, 2010, including:
•	Key financial information for both companies, including pro forma* calculations of the combined company

•	A summary of the merger agreement, along with a copy of the full agreement

•	A narrative of the significant activities taken by each company leading up to the announcement of the merger

•	A summary of the required regulatory approvals

•	Questions and answers about the special shareholder meetings
     The preliminary S-4 is available on the new joint merger Web site, www.firstenergycorp.com/alleghenymerger, and on the SEC’s Web site, www.sec.gov.
     The merger is expected to close in the first half of 2011, subject to customary closing conditions that include regulatory approvals.
     As this work progresses, we will keep you updated in the Merger News. In the meantime, please send your questions to: merger@firstenergycorp.com or merger@alleghenyenergy.com.

*Pro forma financial data comprises historical financial data that has been changed and combined to indicate the effect of the proposed transaction on historical results.

Merger News	4	April 11, 2010

Q I’ve heard that many mergers in the utility industry fail to close. Why do we think FirstEnergy will be able to successfully complete the merger with Allegheny Energy?
A While it’s true that some announced mergers do not always close, FirstEnergy has had different experiences. FirstEnergy is a result of two successful mergers in the last 15 years.
     The boards of both FirstEnergy and Allegheny believe shareholders will benefit from owning a larger, stronger company that is better positioned for future growth and success in competitive markets. A description of the reasons supporting the decision of both companies to enter into the merger agreement is included in the Registration Statement on Form S-4.
Pension, Hiring
Q Will Allegheny employees lose credit for their years of service with the company or have to work five years with FirstEnergy before being vested in the pension plan?
A No, Allegheny employees who are employees on Day One will retain their years of service for the purposes of vesting in the pension plan and/or eligibility for other benefits.
Q I am an Allegheny retiree. How will the merger affect the retirements of those who are already collecting a pension? Will our retirement amount be the same as it is now?
A For those retirees who already receive benefits from the Allegheny Energy Retirement Plan, there will be no change. Those who are vested in the plan retain the right to receive the benefits accrued (earned), irrespective of the merger.
Q Allegheny Energy recently posted 14 new positions in its Customer Management group to implement energy efficiency and conservation programs. In light of the merger, why are we adding these jobs now?
A Until the merger is completed, both Allegheny and FirstEnergy must operate as independent companies. Both Allegheny and FirstEnergy will continue to post for positions that each believe are critical to running their respective businesses.
Q As a New Jersey Line crew supervisor with FirstEnergy, how much flexibility would I have to relocate to Allegheny’s territory after the merger?
A The new company will have an internal job posting Web site that will list open positions from all over our system to which employees may apply.
Integration Teams
Q Where will the Integration Teams be physically located?
A The Integration Teams and Program Management Office (PMO) will be located at Summit Park Square, a building in Akron, Ohio, where FirstEnergy leases space, about seven miles from the FirstEnergy General Office in downtown Akron.
Q Will there be a transition team established for Customer Service?
A Customer Service integration will be addressed by the Utility Operations Team.

Merger News	5	April 11, 2010

Questions and Answers (Continued from page 5)

REGULATORY APPROVALS
Q What is the timeline for shareholder approvals?
A SEC review of the S-4 typically takes two to three months. The S-4 is expected to be finalized in the May-to-June timeframe. Special shareholder meetings and votes would be held in the third quarter of 2010, assuming the targeted dates are met.
Q When will you file the applications for state regulatory approval?
A We anticipate making filings in Pennsylvania, Maryland, West Virginia and Virginia in the second quarter of 2010.
Merger News
Q How often will the Merger News be published?
A The Merger News will be published as needed, when there is information to report regarding the progress of the merger approvals or the work of the Integration Teams.
Q What is the expected time for a response to questions regarding the merger that are sent via e-mail?
A Although we may be unable to answer all questions we receive, look for answers to employee questions in upcoming editions of Merger News.
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this newsletter may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Enegy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
PARTICIPANTS IN THE MERGER SOLICITATION
FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegheny Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny using the website information above.

Merger News	6	April 11, 2010